NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

Copy of the disclosure letter we sent to the
Philippine Stock Exchange and the Securities and
Exchange Commission regarding a press release
entitled “PLDT deploys innovative conferencing
1	solution – Telepresence”.	6

Exhibit 1

March 31, 2009

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Mr. Noel B. del Castillo Officer-in-Charge, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “PLDT deploys innovative conferencing solution – Telepresence”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

March 31, 2009

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a press release issued attached thereto entitled “PLDT deploys innovative conferencing solution – Telepresence”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 31, 2009

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. _____________ (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City	1200
Address of principal office	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT deploys innovative conferencing solution – Telepresence”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: March 31, 2009

Exhibit 1

PLDT Press Release

PLDT deploys innovative conferencing solution — Telepresence

MANILA, Philippines, March 31, 2009 – The Philippine Long Distance Telephone Co. once again heralds in the newest innovation in visual conferencing as it makes available to the Philippine enterprise market the latest technology that will allow corporations and enterprises to enhance productivity while remaining cost-efficient in today’s trying times.

Called PLDT Telepresence, this solution enables high-definition video and audio communication and immersive room solution for a face to face, in-person conferencing experience, and enables enhanced business productivity, quick-to-market opportunities, with rapid decision-making and reduced travel costs.

This innovation is a result of a partnership with Cisco and Tata Communications.

PLDT Senior Vice President and Customer Sales and Marketing Group Head Eric R. Alberto knows the value of innovating in a manner that differentiates.

“PLDT Telepresence is a breakthrough in conferencing solutions that will certainly change the way businesses collaborate across regions and continents,” said Alberto. “Telepresence users globally find their systems highly utilized. Only Telepresence comes close to the face to face experience so crucial in business meetings, providing a real alternative whereas typical conferencing solutions have been found lacking.”

With PLDT Telepresence, meeting participants are assured of the highest quality audio and video, generating clear, life-size images in fluid realistic motion and high definition spatial audio. Strategically placed hardware, fixtures and lighting renders continuity for a truly immersive two-way communication experience. It provides companies a tool for facilitating regular yet cost-effective collaboration and relationship building, and drives productivity.

Being the first and only service provider to make Telepresence available to the Philippine market, PLDT offers the PLDT Telepresence solution in two forms – Public Studio Telepresence and Private Managed Telepresence.

The first proffers companies with an option to use the service on a pay-per-use basis as it will be readily available to customers upon reservation. PLDT Public Studio Telepresence room is a joint endeavor with global giant, Tata Communications, which will link the Telepresence room in PLDT Makati to its expanding network of public Telepresence rooms, providing global network reach.

“We are glad to partner with Tata Communications. Such synergy of two valued companies – the leading telecommunications service provider in the Philippines, PLDT, and the first global service provider actively pursuing world-wide deployment of public Telepresence rooms, Tata – is essential in opening the first public TelePresence room in Asia Pacific,” shares Alberto.

Exhibit 1

On the other hand, PLDT Private Managed Telepresence offering consists of fully-managed customer premise-based Telepresence equipment. This brings the cost-saving innovation to the level of the enterprise, allowing companies with greater volume of collaboration to benefit from dedicated Telepresence systems – whether for their intra- or inter-company collaboration needs.

PLDT First Vice President and Corporate Business Group Head Nerissa S. Ramos relates that part of the PLDT Telepresence promise is the forging of key partnerships, complementing PLDT’s already advanced backbone of network infrastructure.

“At the core of PLDT Telepresence is a strategic partnership with Cisco Philippines,” said Ramos. “We will be partnering with Cisco in delivering Private Managed Telepresence services to our corporate clientele.”

“We envision Telepresence as a very powerful tool that facilitates streamlining of productivity, while saving both money and time of executives. This is made possible through the synergistic efforts with leading international companies – Cisco and Tata Communications – and PLDT’s unmatched network capabilities,” added Ramos.

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact persons:
Ramon R. Isberto PLDT Spokesperson Tel. No.: +63 2 5113101 Fax No.: +63 2 5113100	Horace A. Lavides Victor Y. Tria PLDT Senior Manager PLDT Business Solutions Head Tel. No.: +63 2 8168684 Tel. No.: +63 2 8400002 Email: halavides@pldt.com.ph Email: vytria@pldt.com.ph

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 31, 2009